

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2015

Via E-mail
Mr. Roger F. Millay
Chief Financial Officer
Towers Watson & Co.
901 N. Glebe Road
Arlington, VA 22203

   Re: Towers Watson & Co.
      Form 10-K for the Fiscal Year Ended June 30, 2014
      Filed August 15, 2014
      File No. 1-34594

      Form 10-Q for the Quarterly Period Ended December 31, 2014
      Filed February 5, 2015
      File No. 1-34594

Dear Mr. Millay:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Kristi Marrone

            Kristi Marrone
            Staff Accountant